Exhibit 99.1

EVOGENE LTD.
13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel

July 31, 2026
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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 4, 2026
________________________

Evogene Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Evogene Ltd., or the Company, to be held at 12:00 p.m. (Israel time) on Friday, September 4, 2026, as it may be adjourned from time to time, or the Meeting, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel.  At the Meeting, the following proposals will be on the agenda:

1.
Re-election or initial election (as applicable) to the Company’s board of directors, or the Board, to serve as directors of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of their respective successors, or until their earlier resignation, replacement or removal, of either:

(a)
the Evogene Slate, a slate of seven individuals nominated by the Board, each of whom (other than Dr. Yael Margolin and Mr. Yoshinori Oikawa) currently serves on the Board, consisting of (a) Mr. Nir Nimrodi, (b) Dr. Adrian Percy, (c) Mr. Leon Y. Recanati, (d) Mr. Dan Falk, (e) Dr. Yael Margolin, (f) Mr. Yoshinori Oikawa, and (g) Mr. Ofer Haviv, the Company’s CEO and President; or

(b)
the Pure Capital Slate, a slate of four individuals nominated by L.I.A Pure Capital Ltd. and Invest-Pro Shukai Hon Ltd., two of the Company’s shareholders, consisting of: (a) Mr. Itay Maroz, (b) Mr. Shahar Zadok, (c) Mr. Oz Adler, and (d) Dr. Adi Zuluf-Shani.

2.
Approval of an amendment to the Company’s amended and restated articles of association, or the Articles, to increase the authorized share capital of the Company by NIS 24,000,000 (that is, by 120,000,000 ordinary shares of NIS 0.2 par value each) such that the total authorized share capital of the Company will be NIS 30,000,000 divided into 150,000,000 ordinary shares of NIS 0.2 par value per share.

3.
Approval of a framework for a reverse share split of the Company’s ordinary shares at a ratio in a range between 1-for-2 and 1-for-15 (inclusive), to be effected at the discretion of, and at such ratio and on such date as shall be determined by, the Board, within 18 months of the Meeting, and to amend the Company’s Articles accordingly.

4.
Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and the additional period until the Company’s next annual general meeting of shareholders, and the authorization of the Board or the audit committee thereof to fix such accounting firm’s annual compensation.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on each proposal (excluding abstentions) is required for the approval of such proposal, or, in the case of Proposal 1, is required for the re-election or election (as appropriate) of the applicable slate of director nominees. For purposes of Proposal 1, a vote can only be cast “FOR” the Evogene Slate or “FOR” the Pure Capital Slate (or a shareholder can abstain from voting on Proposal 1), and there will be no option of voting “AGAINST” either slate. The slate of nominees receiving a majority of the votes cast “FOR” on Proposal 1 (excluding abstentions and broker non-votes) will be deemed elected by the shareholders. If a shareholder votes “FOR” both slates, that shareholder’s vote will be disregarded.

Our Board unanimously recommends that on Proposal 1, you vote “FOR” the Evogene Slate and disregard the Pure Capital Slate, and on all other proposals, you vote “FOR” the applicable proposal. All proposals are described in detail in the accompanying proxy statement that we are sending to our shareholders. That proxy statement and the enclosed proxy card are being furnished to the Securities and Exchange Commission, or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and from our website at http://www.evogene.com/investor-relations/. The proxy statement and proxy card are also available on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il, and copies thereof may furthermore be obtained by contacting our Company at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel, Attention: Nitsan Deutsch, VP Legal Affairs & Company Secretary, e-mail address, nitsan.deutsch@evogene.com, telephone number (+972-8-931-1900).

Holders of record of our ordinary shares (including beneficial holders who hold their shares through a bank, broker or other nominee that is a holder of record) as of the close of business on August 11, 2026, are entitled to vote at the Meeting.

All shareholders are cordially invited to attend the Meeting in person. If you are unable to attend the Meeting in person, you should vote or provide voting instructions remotely in one of the below manners, depending on how you hold your ordinary shares. Detailed voting instructions will be provided both in the proxy statement and on the proxy card or voting instruction form that will be sent to you:

•
If you are a shareholder of record, you may vote by completing, dating and signing the enclosed form of proxy, which should be mailed, postage-free (if mailed in the United States) in the enclosed envelope to our United States transfer agent, Equiniti. Alternatively, you may send a completed, signed proxy card directly to our VP Legal Affairs & Company Secretary at our Company’s registered offices, including via email, to the address or email address for such individual provided above. We reserve the right to require additional identifying information if you submit your proxy card directly to our Company in that manner. If you mail in your proxy to our transfer agent in the enclosed envelope, it must be received by 11:59 p.m., Eastern time, on September 3, 2026, for your vote to be validly included in the tally of ordinary shares voted at the Meeting. If you send in your proxy card directly to our registered office, it must be received at least four (4) hours prior to the appointed time for the Meeting, i.e., by 8:00 a.m., Israel time, on September 4, 2026.

•
If your ordinary shares are held beneficially in “street name”, that is, in a bank or brokerage account or by a trustee or nominee, on the Nasdaq Stock Market, you should complete and submit the enclosed physical voting instruction form or an online voting instruction form (at www.proxyvote.com) in order to direct your broker, trustee or nominee how to vote your shares. Your voting instructions must be received by 11:59 p.m., Eastern time, on September 3, 2026 to be validly implemented and reflected in the tally of ordinary shares voted at the Meeting.

•
If you are a beneficial owner who holds ordinary shares through a member of the Tel-Aviv Stock Exchange, or TASE, you may vote your shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares. You may instead send that certificate, along with a duly executed proxy (in the form to be filed by us on MAGNA, the distribution site of the Israeli Securities Authority, or ISA, at www.magna.isa.gov.il), to our VP Legal Affairs & Company Secretary at our Company’s registered offices, including via email, to the address or email address for such individual provided above. Those items must be received by us no later than six (6) hours prior to the appointed time of the Meeting for your votes to be counted. In the alternative, you may vote your shares through the electronic voting system set up by the ISA for shareholder meetings of Israeli companies whose shares are listed on the TASE, via the MAGNA online platform. Voting your shares through that system requires that you first undergo a registration process. Your vote must be submitted in that manner no later than forty-eight (48) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Even if you submit your vote remotely in one of the above-described manners, if you later decide to attend the Meeting (with proper proof that you own ordinary shares, as described in the accompanying proxy statement), you may vote in person, and in that case your proxy card, voting instructions or electronic vote (as applicable) will not be counted.

In accordance with the Israeli Companies Law, and the regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel, Attention: Nitsan Deutsch, VP Legal Affairs & Company Secretary, email: nitsan.deutsch@evogene.com, no later than, Friday, August 7, 2026,  provided that such proposal is appropriate for consideration by the shareholders at such meeting. Notwithstanding the foregoing, under the Companies Law, only shareholders holding at least five percent (5%) of the Company’s outstanding voting rights are entitled to request that the Board include at the meeting a proposal related to election or removal of a director from the Board. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than Friday, August 14, 2026, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K.

The form of proxy card for the Meeting is available to the public on the distribution website of the ISA at http://www.magna.isa.gov.il and on the website of the TASE at http://www.tase.co.il, and has also been furnished to the SEC as an exhibit to a Report of Foreign Private Issuer on Form 6-K, which is available on the SEC’s website at http://www.sec.gov.  A shareholder may also request from our Company directly to receive a copy of the proxy card (by using the contact information appearing above).

By order of the Board of Directors, /s/ Ofer Haviv Mr. Ofer Haviv Chief Executive Officer

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